UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1391158

As at January 16, 2008

DETOUR GOLD CORPORATION
Royal Bank Plaza, North Tower,
200 Bay Street, Suite 2040,
Toronto, Ontario M5J 2J1

(address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Gerald Panneton
President & CEO

Date: January 16, 2008

Print the name and title of the signing officer under his signature.

January 16, 2008

NEWS RELEASE

    Detour Gold Reports First Results of 2007 Phase II Drilling
at its Detour Lake Property in Northern Ontario, Canada
(DG-07-157 intersects 2.28 g/t over 75.5 m in Calcite Zone)

Detour Gold Corporation (TSX: DGC) is pleased to report the drill results of the first 34 holes from its Phase II drilling program at its Detour Lake property in northern Ontario. The Company started Phase II drilling in July 2007 and thus far has completed 181 holes totaling 63,432 metres (including 15 holes abandoned for 1,290 metres). There are six (6) active drill rigs on site; four of which are on the Phase II program and two on the exploration program.

The 2007-08 Phase II program will total approximately 110,000 metres and is expected to be completed in the second quarter of 2008. As announced last week, approximately 50,000 metres was added to this program to expand the deposit west of the Calcite Zone and to follow up on additional mineralization that was found in the hanging wall during the 2007 campaign. The Company is planning on releasing a mineral resource update by mid-2008, which would include Phase I and approximately half of Phase II drilling.

Successful results were obtained in the Calcite Zone where four (4) of six (6) holes returned gold grades ranging from 1 to 2 g/t over wide intervals of 50 metres or more. The Calcite Zone is relatively untested with only 14 holes drilled in Phase I and remains open to the west for another 1.5 kilometres. In the Gap Zone, eight (8) of the nine (9) drill holes (including one abandoned) tested only a small portion of the mineralized corridor, near the upper level of the Chert Marker Horizon (CMH) and footwall zone. In the West Pit area, assays from 19 holes (including two abandoned holes) continue to return excellent and consistent results.

The best mineralized (uncut) intervals encountered are shown below.

West Pit:
DG-07-128	DG-07-129	DG-07-135	DG-07-140
14.22 g/t over 7.0 m	4.85 g/t over 17.7 m	1.38 g/t over 52.0 m	43.82 g/t over 9.0 m
5.34 g/t over 10.0 m
DG-07-144	DG-07-146	DG-07-147A
1.56 g/t over 75.0 m	1.99 g/t over 59.0 m	2.52 g/t over 35.0 m
Calcite Zone:
DG-07-138	DG-07-142	DG-07-145	DG-07-157
1.38 g/t over 50.0 m	1.34 g/t over 48.0 m	1.14 g/t over 56.0 m	2.28 g/t over 75.5 m

On December 11, 2007, Detour Gold reported a resource update that included Phase I drilling. The open pit resource (capped at 20 g/t gold) contains 4.8 million ounces of gold in the measured and indicated categories (89.9 million tonnes grading 1.67 g/t) and 3.0 million ounces of gold in the inferred category (63.3 million tonnes grading 1.49 g/t), using a gold price of US$575 per ounce (equivalent to a cut-off grade of 0.64 g/t gold). The current resource is contained within one large pit, located in the area of the former Detour Lake mine, which produced 1.8 million ounces of gold from 1983 to 1999.

Complete tables of results, surface and longitudinal plans and cross-sections for the Detour Lake deposit are posted on the Company's website www.detourgold.com /Projects/Detour Lake or http://www.hdgold.com/dgc/LatestDrillResults.asp or on the home page "Explore Detour Lake".

Detour Gold's exploration program is being managed by Project Manager, Mr. Roger Aubertin, P.Eng., a Qualified Person within the meaning of National Instrument 43-101. Mr. Aubertin has verified and approved the data disclosed in this release, including the sampling, analytical and test data underlying the information. The December 2007 mineral resource was prepared by Thon Consulting and audited by Michael W. Kociumbas, P.Geo., Vice-President of Watts, Griffis and McOuat Limited. The NI 43-101 Technical Report is expected to be filed by the end of January.

Samples are prepared and assayed at SGS Minerals Services in Don Mills, Ontario, Canada. Analysis for gold is done on sawn half core samples using fire assay (AA finish). Samples with higher grade gold (>5 g/t) are re-assayed using the pulp and metallics procedures. Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data. For additional information on Quality Assurance and Quality Control, refer to the press release dated April 11, 2007.

Details on the current mineral resource are available in the Press Release dated December 11, 2007, which is posted on the Company's website or on SEDAR ( www.sedar.com).

For further information, please contact:

Gerald Panneton, President and CEO                              Laurie Gaborit, Director Investor Relations
Tel: (416) 304.0800                                                        Tel: (416) 304.0581

Detour Gold Corporation, Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2040, Toronto, Ontario M5J 2J1

Forward-Looking Information
Certain statements herein may contain forward-looking information within the meaning of applicable securities laws. Forward-looking information appears in a number of places and can be identified by the use of words such as "intends" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information includes statements regarding the Company's exploration plans with respect to the Property and the estimation of mineral resources and are subject to such forward-looking risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such risks include gold price volatility, change in equity markets, the uncertainties involved in interpreting geological data, increase in costs and exchange rate fluctuations and other risks involved in the gold exploration and development industry as well as those risk factors discussed under "Risk Factors" in the Company's final prospectus dated January 22, 2007 available at www.sedar.com. There can be no assurance that forward-looking information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of Detour Gold. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information herein is qualified by this cautionary statement. The Company does not undertake to update such forward-looking information except in accordance with applicable securities laws.

Information Concerning Estimates of Mineral Resources
This news release uses the terms "measured", "indicated" and "inferred" resources. Detour Gold advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Detour Lake Project - Highlights of Drill Results

Hole No.	Section No.	From (m)	To (m)	Length (m)	Au Uncut (g/t)	Au Cut to 20 g/t (g/t)	Host Rock Unit
DG-07-128 (West Pit)	19,460E	47.0	58.0	11.0	0.88	0.88
		113.0	123.0	10.0	1.91	1.91
		138.0	149.0	11.0	1.31	1.31
		182.0	189.0	7.0	1.98	1.98
		205.0	212.0	7.0	14.22	3.75	Lower Pillow Flow
		Inc. 206.0	206.5	0.5	166.63	20.00
		319.0	326.0	7.0	1.92	1.92
		372.0	382.0	10.0	0.70	0.70
DG-07-129 (West Pit)	19,600E	283.0	304.0	21.0	1.32	1.32	PF/MF contact
		326.0	343.7	17.7	4.85	3.05	Lower Pillow Flow
		Inc. 341.0	341.5	0.5	83.57	20.00
DG-07-130 (West Pit)	19,400E	96.0	121.0	25.0	0.77	0.77
		203.0	235.0	32.0	1.10	1.10	Pillow Flow
		243.9	255.0	11.1	2.93	2.73	Pillow Flow
		Inc. 250.7	251.3	0.6	23.70	20.00
		341.0	348.0	7.0	1.51	1.51
DG-07-131 (Wet Pit)	19,400E	Abandoned, not sampled
DG-07-131A (West Pit)	19,400E	No significant results, drilled in footwall
DG-07-132 (West Pit)	19,400E	68.0	75.7	7.7	1.89	1.89
		154.0	159.0	5.0	2.38	2.38
DG-07-133 (Gap Zone)	18,880E	153.0	159.0	6.0	1.17	1.17
		204.5	222.0	17.5	1.41	1.41	Upper Mafic Flow
		247.0	252.0	5.0	2.33	2.33
		312.0	317.0	5.0	1.56	1.56
		359.0	367.0	8.0	3.00	3.00
DG-07-134 (Gap Zone)	18,960E	No significant results
DG-07-135 (West Pit)	19,480E	30.0	82.0	52.0	1.38	1.02	PF/MF contact
		Inc. 81.5	82.0	0.5	57.70	20.00
		138.0	145.0	7.0	5.28	3.11	Mafic Flow
		Inc. 143.0	144.0	1.0	35.20	20.00
		258.0	282.0	24.0	1.79	1.79	Footwall Talc Schist
DG-07-136 (West Pit)	20,320E	43.0	50.0	7.0	1.15	1.15
		283.0	290.0	7.0	1.11	1.11
DG-07-137 (Gap Zone)	18,960E	37.0	48.0	11.0	0.79	0.79
		60.0	76.4	16.4	2.76	1.63	Mafic Flow
		Inc. 72.0	72.5	0.50	57.16	20.00
		126.0	140.0	14.0	1.38	1.38
DG-07-138 (Calcite Zone)	18,460E	66.0	73.0	7.0	1.16	1.16
		190.0	240.0	50.0	1.38	1.38	Pillow Flow
		284.0	291.0	7.0	1.13	1.13
		368.0	378.6	10.6	1.08	1.08
DG-07-139 (West Pit)	20,180E	61.0	73.0	12.0	0.77	0.77
		340.0	347.0	7.0	1.38	1.38
DG-07-140 (West Pit)	19,520E	40.0	47.0	7.0	2.02	2.02
		95.0	117.4	22.4	1.04	1.04
		133.0	142.0	9.0	43.82	1.44	MF/PF contact
		Inc. 135.9	136.4	0.5	782.84	20.00
		190.0	200.0	10.0	5.34	2.59	Mafic Flow
		Inc. 196.0	196.5	0.5	22.46	20.00
		Inc. 198.3	199.0	0.7	57.43	20.00
		224.0	232.0	8.0	1.19	1.19
		303.0	315.0	12.0	1.27	1.27
DG-07-141 (Gap Zone)	18,920E	65.0	72.0	7.0	1.43	1.43
DG-07-142 (Calcite Zone)	18,460E	63.0	70.0	7.0	1.08	1.08
		86.0	134.0	48.0	1.34	1.34	Pillow Flow
		188.0	199.0	11.0	0.78	0.78
DG-07-143 (Gap Zone)	18,840E	Abandoned, not sampled
DG-07-143A (Gap Zone)	18,840E	70.0	78.0	8.0	1.10	1.10
DG-07-144 (West Pit)	19,520E	20.0	27.0	7.0	2.10	2.10
		106.0	181.0	75.0	1.56	1.27	Pillow Flow
		Inc. 106.6	107.1	0.5	63.53	20.00
DG-07-145 (Calcite Zone)	18,460E	29.0	85.0	56.0	1.14	1.14	Pillow Flow
		98.0	120.0	22.0	1.16	1.16	Lower Pillow Flow
		163.0	172.0	9.0	0.86	0.86
		186.0	192.0	6.0	4.35	4.35	Upper Mafic Flow
		204.0	225.0	21.0	2.08	1.59	Mafic Flow
		Inc. 211.0	212.0	1.0	30.18	20.00
DG-07-146 (West Pit)	20,080E	245.0	304.0	59.0	1.99	1.66	MF/CMH
		Inc. 254.0	255.0	1.0	30.94	20.00
		Inc. 273.6	274.3	0.7	32.23	20.00
DG-07-147 (West Pit)	19,480E	Abandoned, not sampled
DG-07-147A	19,480E	35.0	42.0	7.0	1.24	1.24
		101.0	108.0	7.0	1.05	1.05
		170.0	199.0	29.0	0.78	0.78	Pillow Flow
		213.0	221.0	8.0	1.53	1.53
		240.8	248.0	7.2	1.48	1.48
		264.0	299.0	35.0	2.52	1.95	Lower Pillow Flow
		Inc. 274.0	275.0	1.0	39.84	20.00
		364.8	376.0	11.2	0.99	0.99
DG-07-149 (Calcite Zone)	18,420E	56.0	67.0	11.0	0.88	0.88
		123.0	131.0	8.0	2.68	2.52
		Inc. 125.5	126.0	0.5	22.59	20.00
		182.0	189.0	7.0	1.52	1.52
DG-07-150 (West Pit)	20,040E	No significant results-drilled in footwall
DG-07-152 (West Pit)	20,020E	443.0	453.0	10.0	2.20	2.20
DG-07-153 (West Pit)	19,520E	248.0	255.0	7.0	1.15	1.15
		277.0	298.0	21.0	1.32	1.32	PF/MF contact
DG-07-154 (Gap Zone)	18,820E	96.0	103.0	7.0	2.32	2.32
		124.0	131.0	7.0	1.93	1.93
DG-07-155 (Calcite Zone)	18,460E	66.0	71.0	5.0	2.01	2.01
DG-07-157 (Calcite Zone)	18,540E	147.5	223.0	75.5	2.28	1.59	Pillow Flow
		Inc. 147.5	148.0	0.5	102.31	20.00
		Inc. 222.0	223.0	1.0	31.10	20.00
		241.0	281.0	40.0	1.29	1.05	Lower Pillow Flow
		Inc. 252.0	252.5	0.5	39.05	20.00
		297.0	304.0	7.0	4.50	4.48	PF/MF contact
		Inc. 299.0	300.0	1.0	20.20	20.00
DG-07-158 (West Pit)	19,440E	43.0	50.0	7.0	1.41	1.41
		72.0	86.0	14.0	3.08	2.83	Pillow Flow
		Inc. 72.0	73.0	1.0	21.99	20.00
		Inc. 85.5	86.0	0.5	22.99	20.00
		106.0	124.0	18.0	1.96	1.90	Lower Pillow Flow
		Inc. 115.5	116.0	0.50	22.09	20.00
		330.0	337.0	7.0	1.50	1.50
DG-07-159 (Gap Zone)	18,800E	53.0	62.0	9.0	1.53	1.53
DG-07-160 (West Pit)	19,720E	298.5	308.5	10.0	2.03	1.74
		Inc. 298.5	299.0	0.5	25.89	20.00
DG-07-162 (Gap Zone)	18,760E	55.0	62.0	7.0	0.94	0.94

    Note: All values above 20 g/t in the composite are reported in the table. True width is estimated to be 65 to 75% of the drilled length.